Lincoln Benefit Life Company
1221 N Street, Suite 200
Lincoln, Nebraska 68508
Phone: (888) 674-3667

March 30, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Acceleration Request
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-224097
Principal Underwriter: Allstate Distributors, LLC

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 is hereby requested to April 27, 2020.

Please direct any questions or comments to me at (203) 653-3897. Thank you.

Very truly yours,

LINCOLN BENEFIT LIFE COMPANY

/s/ Megan Curoe
Megan Curoe
Assistant Secretary